Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS
THIRD QUARTER 2014 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "Our substantial investments in infrastructure, technology, and state-of-the-art products are bearing fruit, positioning the Group as the provider of choice for Israeli consumers."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "We are again posting strong group financial results and are on track to achieve our aggressive financial targets for the year 2014."

Tel Aviv, Israel – November 10, 2014 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended September 30, 2014. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q3 2014	Q3 2013	% change
	(NIS millions)

Revenues	2,232	2,398	(6.9)%
Operating profit	671	721	(6.9)%
EBITDA	998	1,050	(5.0)%
EBITDA margin	44.7%	43.8%
Net profit attributable to Company shareholders	428	449	(4.7)%
Basic and Diluted EPS (NIS)	0.16	0.16
Cash flow from operating activities	950	1,143	(16.9)%
Payments for investments	322	320	0.6%
Free cash flow 1	700	876	(20.1)%
Net debt/EBITDA (end of period) 2	1.40	1.97

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “New customer gains in Internet and TV operations, stability in the fixed line customer base, and an end to the downward trend in mobile customers indicate that our substantial investments in infrastructure, technology, and state-of-the-art products are bearing fruit, positioning the Group as the provider of choice for Israeli consumers."

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “We are again posting strong group financial results and are on track to achieve our aggressive financial targets for the year 2014."

Press Release

Bezeq Group Results (Consolidated)

Revenues in the third quarter of 2014 amounted to NIS 2.23 billion compared with NIS 2.40 billion in the corresponding quarter of 2013, a decrease of 6.9%.  The reduction in Group revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as a reduction in the revenues of Bezeq Fixed Line which was mainly influenced by a decrease in fixed call termination rates.

Salary expenses in the third quarter of 2014 amounted to NIS 437 million compared with NIS 464 million in the corresponding quarter of 2013, a decrease of 5.8%.  The decrease in salary expenses was primarily due to a reduction in share-based payments as well as streamlining at Bezeq Fixed Line and Pelephone.

Operating expenses in the third quarter of 2014 amounted to NIS 822 million compared with NIS 890 million in the corresponding quarter of 2013, a decrease of 7.6%.  The decrease in operating expenses was primarily due to a reduction in equipment and interconnect expenses.

Operating profit in the third quarter of 2014 amounted to NIS 671 million compared with NIS 721 million in the corresponding quarter of 2013, a decrease of 6.9%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the third quarter of 2014 amounted to NIS 998 million (EBITDA margin of 44.7%) compared with NIS 1.05 billion (EBITDA margin of 43.8%) in the corresponding quarter of 2013, a decrease of 5.0%.

The decrease in operating profit and EBITDA was due to a decrease in the profitability of Pelephone as a result of increased competition in the cellular market.

Net profit attributable to Bezeq shareholders in the third quarter of 2014 amounted to NIS 428 million compared with NIS 449 million in the corresponding quarter of 2013, a decrease of 4.7%.

Operating cash flow in the third quarter of 2014 amounted to NIS 950 million compared with NIS 1.1 billion in the corresponding quarter of 2013, a decrease of 16.9%.  The decrease in operating cash flow was primarily due to lower profitability at Pelephone as well as changes in working capital.

Payments for investments (Capex) in the third quarter of 2014 amounted to NIS 322 million compared with NIS 320 million in the corresponding quarter of 2013, an increase of 0.6%.

Free cash flow in the third quarter of 2014 amounted to NIS 700 million compared with NIS 876 million in the corresponding quarter of 2013, a decrease of 20.1%.  The decrease in free cash flow was primarily due to the decrease in operating cash flow mentioned above.

Net financial debt of the Group amounted to NIS 6.27 billion at September 30, 2014 compared with NIS 8.58 billion as of September 30, 2013.  At September 30, 2014, the Group's net financial debt to EBITDA was 1.40, compared with 1.97 on September 30, 2013.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 2

Press Release

2014 Outlook
Below is the Group's outlook for 2014 based on the existing information known to the Bezeq Group today (There is no change compared with the outlook published in the Company's quarterly reports as of March 31, 2014 and June 30, 2014):

Net profit attributable to shareholders:	Approximately NIS 2.0 billion

EBITDA:	Approximately NIS 4.5 billion

Free cash flow:	Approximately NIS 2.5 billion

The Company's forecasts detailed above are forward-looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of a provision for an employee retirement plan that may be adopted (beyond the decisions that have already been made by the Company detailed in section 2.9.3 of the periodic report update), investments, to the extent that there may be such, in the acquisition of frequencies for a 4G network (LTE), and the effects of a potential acquisition of DBS.

b.
The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2014. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's periodic report for the year 2013.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 3

Press Release

Bezeq Fixed-Line Results

•	Internet subscribers rose by 27,000 in the third quarter of 2014 and Bezeq Fixed-Line experienced an end to the erosion of access lines

•
Investments in infrastructure in the third quarter of 2014 amounted to NIS 210 million, representing approximately 20% of total revenues.  Investments included the nationwide roll-out of Bezeq's fiber optic network as well as  investments in vectoring technology in furtherance of the Company's efforts to increase broadband speeds

•	Efficiency measures and changes in working procedures contributed to the stabilization of financial results despite the regulatory mandated reduction in fixed call termination rates

Stella Handler, Bezeq CEO, commented, ““Our consistent strategy of investing in state-of-the-art infrastructure and top-quality service is reflected in our successful recruitment of over 100,000 new Internet customers over the past year.”

Handler added, “In addition to rolling out our fiber network to hundreds of thousands of new households, we are continuing our efforts to upgrade Internet speeds for all customers, offering them innovative value added services such as Bcloud and music, while focusing on a comprehensive customer experience."

Revenues in the third quarter of 2014 amounted to NIS 1.08 billion compared with NIS 1.13 billion in the corresponding quarter of 2013, a decrease of 4.1%.  The decrease in revenues was due to the reduction in telephony revenues which were significantly impacted by lower fixed call termination rates.  The decrease was partially offset by higher revenues from Internet services.

Revenues from broadband Internet services in the third quarter of 2014 grew 6.3% versus the year ago quarter and amounted to NIS 353 million compared with NIS 332 million in the corresponding quarter of 2013. The growth in revenues from broadband Internet services was primarily due to the accelerated growth in the number of Internet subscribers which increased by 27,000 in the third quarter of 2014 and by 105,000 during the past year.  The increase in Internet services was partly offset by a change in the Company's policy regarding the provision of Internet routers which took effect in the fourth quarter of 2013 and called for the transition from the sale of routers to a leasing policy.

Revenues from telephony services in the third quarter of 2014 amounted to NIS 418 million compared with NIS 490 million in the corresponding quarter of 2013, a decrease of 14.7%. The decrease in telephony revenues was primarily due to a reduction in fixed call termination rates as mentioned above.

Salary expenses in the third quarter of 2014 amounted to NIS 227 million compared with NIS 243 million in the corresponding quarter of 2013, a decrease of 6.6%.  The decrease in salary expenses was primarily due to the continued streamlining of Company operations as well as a reduction in share based payments.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 4

Press Release

Operating expenses in the third quarter of 2014 amounted to NIS 203 million compared with NIS 224 million in the corresponding quarter of 2013, a decrease of 9.4%.

Other operating income in the third quarter of 2014 amounted to NIS 25 million compared with NIS 8 million in the corresponding quarter of 2013, an increase of NIS 17 million. The increase in other operating income was primarily due to an increase in capital gains from the sale of real estate.

Operating profit in the third quarter of 2014 amounted to NIS 498 million compared with NIS 494 million in the corresponding quarter of 2013, an increase of 0.8%.

EBITDA in the third quarter of 2014 amounted to NIS 676 million (EBITDA margin of 62.5%) compared with NIS 668 million (EBITDA margin of 59.3%) in the corresponding quarter of 2013, an increase of 1.2%.   The increase in operating profit and EBITDA was achieved despite the reduction in fixed call termination rates, which negatively impacted profitability.

Net profit in the third quarter of 2014 amounted to NIS 324 million compared with NIS 360 million in the corresponding quarter of 2013, a decrease of 10.0%. The decrease in net profit was due to an increase in tax expenses as a result of expenses recognized for tax purposes in the corresponding quarter of 2013 as well as an increase in the corporate tax rate in 2014.

Cash flow from operating activities in the third quarter of 2014 amounted to NIS 599 million compared with NIS 631 million in the corresponding quarter of 2013, a decrease of 5.1%.

Payments for investments (Capex) in the third quarter of 2014 amounted to NIS 210 million compared with NIS 198 million in the corresponding quarter of 2013, an increase of 6.1%.  The high level of investments is due to the continued nationwide roll-out of Bezeq’s fiber optic network as well as investments in vectoring technology in furtherance of the Company's efforts to increase broadband speeds.

Free cash flow in the third quarter of 2014 amounted to NIS 458 million compared with NIS 481 million in the corresponding quarter of 2013, a decrease of 4.8%.  Free cash flow represented 42.4% of total Company revenues.

The number of Internet subscribers in the third quarter of 2014 increased sequentially by 27,000 and reached 1.34 million subscribers at the end of September 2014.  During the past year, the number of Internet subscribers increased by 8.5%.

During the third quarter of 2014, average broadband speeds reached 24.0 Mbps compared with 21.9 Mbps sequentially, and 17.3 Mbps in the corresponding quarter of 2013. Following the announcement yesterday by the Company for the automatic broadband upgrades of approximately 500,000 subscribers, the average broadband speed is expected to reach 35 Mbps.  Average revenue per Internet subscriber (ARPU) in the third quarter of 2014 amounted to NIS 85 compared with NIS 84 sequentially.

The number of telephony access lines at the end of September 2014 amounted to 2.205 million, in line sequentially and 2.223 million in the corresponding quarter of 2013. This represents a consistent trend from the second half of 2013 of the decreasing erosion in the Company's access lines until Bezeq experienced complete stabilization in the third quarter of 2014.  Stability was also recorded in the average revenue per line (ARPL) metric in the third quarter of 2014 which amounted to NIS 63, in line sequentially.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 5

Press Release

Bezeq Fixed-Line - Financial data	Q3 2014	Q3 2013	% change
	(NIS millions)

Revenues	1,081	1,127	(4.1)%
Operating profit	498	494	0.8%
EBITDA	676	668	1.2%
EBITDA margin	62.5%	59.3%
Net profit 1	324	360	(10.0)%
Cash flows from operating activities	599	631	(5.1)%
Payments for investments	210	198	6.1%
Free cash flow 2	458	481	(4.8)%

1 Excluding share in profits/losses of equity-accounted investees.
2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q3 2014	Q2 2014	Q3 2013	% change	% change
				vs.	vs.
				Q2 2014	Q3 2013

Number of active subscriber lines (end of period, in thousands) 1	2,205	2,205	2,223	0.0%	(0.8)%
Average monthly revenue per line (NIS) 2	63	63	73	0.0%	(13.7)%
Number of outgoing usage minutes (millions)	1,588	1,522	1,712	4.3%	(7.2)%
Number of incoming usage minutes (millions)	1,501	1,428	1,521	5.1%	(1.3)%
Churn rate (%) 3	2.7%	2.8%	2.8%
Number of broadband Internet subscribers (end of period, in thousands)	1,335	1,308	1,230	2.1%	8.5%
Average monthly revenue per broadband internet subscriber (NIS)	85	84	86	1.2%	(1.2)%
Average broadband speed per subscriber (end of period, Mbps)	24.0	21.9	17.3	9.6%	38.7%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).
2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 6

Press Release

Pelephone Results

•	EBITDA in the third quarter of 2014 reached NIS 231 million, in line sequentially

•	The number of subscribers was stable at 2.6 million

•	ARPU amounted to NIS 78 compared with NIS 79 sequentially

•	Net porting was positive in the third quarter of 2014 and amounted to approximately 4,000 compared to negative net porting among other incumbent operators

Gil Sharon, CEO of Pelephone, stated, "Despite stiff competition and a continued downward trend in market prices, we managed to maintain similar EBITDA in the third quarter compared to the last two quarters. Our strategy focuses on customer retention, while also attracting new subscribers. We have posted the lowest customer churn of any of the incumbent Israeli mobile operators for three straight quarters and since the start of the year, we have seen a net porting loss of only 19,000 subscribers.  In the third quarter, we saw a net positive migration balance, with more customers choosing to join Pelephone than to switch to our competitors. We are continuing to roll out our 4G network in Israel, and many of our customers already enjoy data services on Pelephone's advanced 4G network."

Total revenues in the third quarter of 2014 amounted to NIS 824 million compared with NIS 843 million sequentially and NIS 947 million in the corresponding quarter of 2013, representing a decrease of 2.3% and 13.0% respectively.

Revenues from cellular services in the third quarter of 2014 decreased 1.9% sequentially to NIS 610 million compared with NIS 622 million in the previous quarter and NIS 710 million in the corresponding quarter of 2013, which represented a decrease of 14.1%.

The decrease in service revenues was primarily due to tariff erosion as a result of increased competition in the cellular market and the transition of existing customers to lower-priced plans in line with existing market prices.

Revenues from equipment sales in the third quarter of 2014 decreased 3.2% sequentially to NIS 214 million compared with NIS 221 million in the previous quarter and NIS 237 million in the corresponding quarter of 2013, a decrease of 9.7%.  The decrease in revenues from equipment sales compared to the corresponding quarter was due to increased sales in the third quarter of 2013 to government employees pursuant to a contract with Pelephone.

Operating profit in the third quarter of 2014 decreased 3.9% sequentially to NIS 122 million compared with NIS 127 million in the previous quarter and NIS 172 million in the corresponding quarter of 2013, a decrease of 29.1%. The decrease in operating profit compared to the corresponding quarter was primarily due to the decrease in revenues from cellular services.

EBITDA in the third quarter of 2014 amounted to NIS 231 million (EBITDA margin of 28.0%), in line sequentially (EBITDA margin of 27.5%) and compared with NIS 283 million (EBITDA margin of 29.9%) in the corresponding quarter of 2013.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 7

Press Release

Net profit in the third quarter of 2014 decreased 5.7% sequentially to NIS 100 million compared with NIS 106 million in the previous quarter and NIS 140 million in the corresponding quarter of 2013, a decrease of 28.6%.

Cash flow from operating activities in the third quarter of 2014 decreased 31.9% sequentially to NIS 286 million compared with NIS 420 million in the previous quarter and NIS 442 million in the corresponding quarter of 2013, a decrease of 35.3%.  The decrease in cash flow compared with the corresponding quarter was primarily due to a decrease in profitability as well as a more moderate reduction in trade receivables.

Total Pelephone subscribers decreased by 10,000 subscribers during the third quarter and totaled 2.60 million as of September 30, 2014.

Monthly ARPU in the third quarter of 2014 amounted to NIS 78 compared with NIS 79 sequentially and NIS 88 in the corresponding quarter of 2013.

Pelephone - Financial data	Q3 2014	Q3 2013	% change
	(NIS millions)

Total revenues	824	947	(13.0)%
Service revenues	610	710	(14.1)%
Equipment revenues	214	237	(9.7)%
Operating profit	122	172	(29.1)%
EBITDA	231	283	(18.4)%
EBITDA margin	28.0%	29.9%
Net profit	100	140	(28.6)%
Cash flows from operating activities	286	442	(35.3)%
Payments for investments	84	92	(8.7)%
Free cash flow 1	203	354	(42.7)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q3 2014	Q2 2014	Q3 2013	% change	% change
				vs.	vs.
				Q2 2014	Q3 2013

Total subscribers (end of period, in thousands) 1	2,600	2,610	2,683	(0.4)%	(3.1)%
Average revenue per user (ARPU, NIS) 2	78	79	88	(1.3)%	(11.4)%
Churn rate 3	7.3%	6.5%	6.2%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 8

Press Release

Bezeq International Results

•	Revenues increased 7% to a record NIS 385 million in the third quarter of 2014 versus the year ago quarter

•	Revenues from business communication and IT solutions (ICT) jumped 32% and revenues from data communications increased 16% compared to the corresponding quarter

•	Continued successful leveraging of the submarine cable led to a 4% increase in revenues from Internet services and an 8% rise in the number of Internet subscribers compared to the year ago quarter

•	Significant growth in all profitability metrics compared to the year ago quarter: Increases of 8% in operating profit, 8% in net profit and 4% in EBITDA

Moti Elmaliach, CEO of Bezeq International, “Our impressive performance continued with record revenues in the third quarter of 2014, and growth across all profitability metrics. Our increased operations and expertise in business communication and IT solutions enabled us to lead numerous large-scale projects in Israel. I have no doubt that our impressive ongoing growth in the enterprise market, coupled with our growth in internet-based products and services will continue generating value for both the Company and our customers.”

Revenues in the third quarter of 2014 amounted to NIS 385 million compared with NIS 360 million in the corresponding quarter of 2013, an increase of 7.0%.  This increase was achieved despite the continued erosion in the international long distance call market. The increase was primarily due to the significant growth in revenues from the sale of business communication and IT solutions as well as an increase in the sales of data communications and cloud services.  Growth in Internet services delivered across the submarine cable infrastructure also contributed to the increase in revenues.

Operating profit in the third quarter of 2014 amounted to NIS 59 million compared with NIS 55 million in the corresponding quarter of 2013, an increase of 7.9%.

EBITDA in the third quarter of 2014 amounted to NIS 92 million (EBITDA margin of 23.8%) compared with NIS 88 million (EBITDA margin of 24.4%) in the corresponding quarter of 2013, an increase of 4.4%.

Net profit in the third quarter of 2014 amounted to NIS 42 million compared with NIS 39 million in the corresponding quarter of 2013, an increase of 7.7%.

The increase in profitability metrics was primarily due to the increase in ICT sales and data communication revenues, as well as by continued growth in the number of Internet subscribers and in revenues from Internet services delivered across the submarine cable infrastructure.

Cash flow from operating activities in the third quarter of 2014 amounted to NIS 71 million, in line with the corresponding quarter of 2013.  Free cash flow in the third quarter of 2014 amounted to NIS 44 million compared with NIS 50 million in the corresponding quarter of 2013, a decrease of 11.2%.  The decrease in free cash flow was due to an increase in investments compared with the corresponding quarter of 2013.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 9

Press Release

Bezeq International	Q3 2014	Q3 2013	% change
	(NIS millions)

Revenues	385	360	7.0%
Operating profit	59	55	7.9%
EBITDA	92	88	4.4%
EBITDA margin	23.8%	24.4%
Net profit	42	39	7.7%
Cash flows from operating activities	71	71
Payments for investments	27	25	9.2%
Free cash flow 1	44	50	(11.2)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 10

Press Release

yes Results

•	Revenues in the third quarter of 2014 increased 5.4% and amounted to NIS 432 million compared with NIS 410 million in the year ago quarter

•	EBITDA in the third quarter of 2014 grew 8.8% and amounted to NIS 151 million compared with NIS 138 million in the year ago quarter

•	Yes added 11,000 subscribers in the third quarter of 2014 and reached a record total of over 623,000 subscribers at September 30, 2014

Ron Eilon, CEO of yes, stated, “This is the sixth quarter in a row that we have posted an increase in the number of subscriber households, with an impressive 11,000 new subscribers and growth across all financial metrics. We are pleased to see that our focus on high-quality service, cutting-edge television content from around the world, and value-added services such as the launch of the largest free VOD library in the multi-channel TV market, are reflected in our customer satisfaction ratings.”

Revenues in the third quarter of 2014 amounted to NIS 432 million compared with NIS 410 million in the corresponding quarter of 2013, an increase of 5.4%. The increase in revenues was due to growth in the number of subscribers.

Operating profit in the third quarter of 2014 amounted to NIS 76 million compared with NIS 72 million, an increase of 4.5%.

EBITDA in the third quarter of 2014 amounted to NIS 151 million (EBITDA margin of 34.8%) compared with NIS 138 million (EBITDA margin of 33.7%) in the corresponding quarter of 2013, an increase of 8.8%.  The increase in operating profit and EBITDA was primarily due to stronger revenues partially offset by an increase in cost of sales mainly due to higher content expenses.

Profit before finance expenses to shareholders and taxes in the third quarter of 2014 amounted to NIS 50 million compared with NIS 16 million in the corresponding quarter of 2013, an increase of 207.8%.  The increase was due to a decrease in financing expenses as well as higher operating profits.

Net loss in the third quarter of 2014 amounted to NIS 86 million compared with NIS 136 million in the corresponding quarter of 2013, a decrease in net loss of 37.0%.  The decrease in net loss was primarily due a decrease in financing expenses as well as higher operating profits.

Cash flow from operating activities in the third quarter of 2014 amounted to NIS 101 million compared with NIS 126 million in the corresponding quarter of 2013, a decrease of 19.5%. Free cash flow in the third quarter of 2014 amounted to NIS 38 million compared with NIS 59 million in the corresponding quarter of 2013, a decrease of 36.2%. The decrease in cash flow was primarily due to changes in working capital.

ARPU in the third quarter of 2014 amounted to NIS 233, in line with the corresponding quarter of 2013.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 11

Press Release

yes - Financial data	Q3 2014	Q3 2013	% change
	(NIS millions)

Revenues	432	410	5.4%
Operating profit	76	72	4.5%
EBITDA	151	138	8.8%
EBITDA margin	34.8%	33.7%
Net loss	(86)	(136)	(37.0)%
Cash flows from operating activities	101	126	(19.5)%
Payments for investments	64	67	(4.7)%
Free cash flow 1	38	59	(36.2)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q3 2014	Q2 2014	Q3 2013	% change	% change
				vs.	vs.
				Q2 2014	Q3 2013
Number of subscribers (end of period, in thousands) 1	623	613	593	1.6%	5.1%
Average revenue per user (ARPU, NIS) 2	233	234	233	(0.4)%	0.0%
Churn rate (%) 3	3.2%	3.1%	3.4%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 12

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Monday, November 10, 2014, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Friday, November 14, 2014. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 13

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 14

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues	6,793	7,154	2,232	2,398	9,563
Costs of activity
Depreciation and amortization	960	983	327	329	1,311
Salaries	1,328	1,431	437	464	1,872
General and operating expenses	2,513	2,610	822	890	3,576
Other operating income, net	(601)	(96)	(25)	(6)	(15)
	4,200	4,928	1,561	1,677	6,744

Operating profit	2,593	2,226	671	721	2,819
Financing expenses (income)
Financing expenses	365	447	125	163	573
Financing income	(252)	(351)	(86)	(118)	(428)
Financing expenses, net	113	96	39	45	145

Profit after financing expenses, net	2,480	2,130	632	676	2,674
Share in losses of equity-accounted investees	(132)	(195)	(34)	(88)	(252)
Profit before income tax	2,348	1,935	598	588	2,422
Income tax	653	516	170	139	651
Profit for the period	1,695	1,419	428	449	1,771
Earnings per share (NIS)
Basic and diluted earnings per share	0.62	0.52	0.16	0.16	0.65

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Other Operating Expenses (Income), Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from the sale of Coral Tell Ltd. shares	(582)	-	-	-	-
Capital gain from sale of property, plant and equipment (mainly real estate)	(141)	(91)	(27)	(17)	(119)
Profit from copper sales	(8)	(33)	(1)	1	(40)
Provision for early retirement	133	37	8	2	90
Expenses for collective agreement at Pelephone	-	-	-	-	61
Others	(3)	(9)	(5)	8	(7)
	(601)	(96)	(25)	(6)	(15)

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets
Cash and cash equivalents	1,599	300	610
Investments, including derivatives	2,495	956	1,132
Trade receivables	2,225	2,791	2,651
Other receivables	286	340	344
Inventory	83	122	117
Assets classified as held for sale	33	83	66
Total current assets	6,721	4,592	4,920

Trade and other receivables	567	701	652
Property, plant and equipment	6,052	5,948	5,973
Intangible assets	1,810	2,105	2,060
Deferred and other expenses	255	260	261
Investments in equity-accounted investees (mainly loans)	1,043	1,000	1,015
Investments	85	90	81
Deferred tax assets	6	93	60
Total non-current assets	9,818	10,197	10,102

Total assets	16,539	14,789	15,022

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity
Debentures, loans and borrowings	1,491	1,067	1,136
Trade payables	572	629	719
Other payables, including derivatives	787	794	707
Current tax liabilities	592	640	523
Provisions	124	124	125
Employee benefits	358	248	257
Dividend payable	1,267	-	-
Total current liabilities	5,191	3,502	3,467

Loans and debentures	8,872	8,771	8,691
Employee benefits	231	258	234
Provisions	69	67	68
Deferred tax liabilities	16	63	55
Other liabilities, including derivatives	136	78	84
Total non-current liabilities	9,324	9,237	9,132

Total liabilities	14,515	12,739	12,599

Total equity	2,024	2,050	2,423

Total liabilities and equity	16,539	14,789	15,022

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,695	1,419	428	449	1,771
Adjustments:
Depreciation and amortization	960	983	327	329	1,311
Profit from the sale of Coral Tell Ltd. shares	(582)	-	-	-	-
Share in losses of equity-accounted investees	132	195	34	88	252
Financing expenses, net	174	211	52	82	278
Capital gain, net	(149)	(124)	(28)	(16)	(159)
Share-based payments	(1)	23	-	7	29
Income tax expenses	653	516	170	139	651
Miscellaneous	(7)	(7)	-	3	(22)

Change in inventory	43	(3)	9	19	9
Change in trade and other receivables	529	469	142	201	646
Change in trade and other payables	(118)	(62)	(11)	19	27
Change in provisions	(1)	(30)	(9)	1	(29)
Change in employee benefits	98	(5)	(19)	(23)	2
Change in other liabilities	1	-	-	-	11
Net income tax paid	(370)	(368)	(145)	(155)	(625)
Net cash from operating activities	3,057	3,217	950	1,143	4,152

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flow used for investing activities
Net consideration for the sale of Coral Tell Ltd. shares	596	-	-	-	-
Investment in intangible assets and deferred expenses	(140)	(143)	(50)	(50)	(186)
Proceeds from the sale of property, plant and equipment	147	219	72	53	312
Acquisition of financial assets held for trading and others	(1,497)	(1,308)	(811)	(171)	(1,570)
Proceeds from the sale of financial assets held for trading and others	137	1,445	43	679	1,528
Purchase of property, plant and equipment	(820)	(767)	(272)	(270)	(1,042)
Proceeds from disposal of long-term investments	(8)	6	(7)	-	9
Miscellaneous	6	20	3	5	32
Net cash from (used in) investment activities	(1,579)	(528)	(1,022)	246	(917)

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	1,146	869	1,146	-	1,364
Repayment of debentures and loans	(588)	(622)	(126)	(135)	(1,120)
Dividends paid	(802)	(2,830)	-	(1,469)	(2,830)
Interest paid	(244)	(272)	(25)	(33)	(453)
Increase in the rate of holding in a subsidiary	-	-	-	-	(50)
Miscellaneous	(1)	-	3	4	(2)
Net cash from (used in) financing activities	(489)	(2,855)	998	(1,633)	(3,091)

Increase (decrease) in cash and cash equivalents, net	989	(166)	926	(244)	144
Cash and cash equivalents at beginning of period	610	466	673	544	466
Cash and cash equivalents at end of period	1,599	300	1,599	300	610

BEZEQ GROUP REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS	PAGE | 21